Exhibit (a)(vii)
Excerpt from Current Report on Form 8-K filed by KBS Strategic Opportunity REIT, Inc. with the Securities and Exchange Commission on April 17, 2018.
ITEM 8.01 OTHER EVENTS
Tender offer by Everest
On April 14, 2018, KBS Strategic Opportunity REIT, Inc. (the “Company”) approved recommending to its stockholders that they reject a mini-tender offer expected to be made by Everest REIT Investors I, LLC, for up to 300,000 shares of the Company’s common stock, which is approximately 0.5% of the outstanding shares. The Company commenced distribution to its stockholders of the response containing this recommendation, appearing as Exhibit 99.1, on April 17, 2018.
Commencement of Self-Tender Offer and Suspension of Share Redemption Program
Furthermore, on April 14, 2018, the Company’s board of directors approved a self-tender offer (the “SOR Offer”) to commence on or about April 23, 2018, for up to 8,234,217 shares at a price of $10.93 per share, or approximately $90 million of shares. Unless extended or withdrawn, the SOR Offer will expire at midnight Eastern Time on or about Friday, May 18, 2018.
The Company is conducting the SOR Offer in order to make liquidity available to stockholders in excess of that permitted under its share redemption program (the “SRP”), which recently has been limited to $3 million per quarter for ordinary redemptions. In connection with its approval of the SOR Offer, the Company’s board of directors approved the reopening of the SRP for the June 2018 redemption period. Because of the SOR Offer, the SRP has been suspended since the March 2018 redemption period and will not reopen until the June 2018 redemption period, meaning no redemptions have been or will be made in March, April or May 2018 (including those requested following a stockholder’s death, qualifying disability or determination of incompetence). The Company has cancelled all outstanding redemption requests under the SRP and is not accepting any redemption requests under the SRP during the term of the SOR Offer.
The SOR Offer price of $10.93 per share is 95% of the Company’s most recent estimated value per share and will be paid in cash, less any applicable withholding taxes and without interest, as will be further described in the offer to purchase and letter of transmittal filed with Securities and Exchange Commission (the “SEC”). The full details of the SOR Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will make available to stockholders and file with the SEC upon commencement of the SOR Offer. For more information, see “Important Information” below.
If stockholders would like to submit a redemption request under the SRP, they may do so after the SOR Offer expires. Because the SRP has been suspended through May 31, 2018, redemptions under the SRP are expected to resume on the last business day of June.
Important Information
This letter is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The SOR Offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to make available to its stockholders and file with the SEC. The full details of the SOR Offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will make available to stockholders and file with the SEC upon commencement of the SOR Offer. Stockholders are urged to read the offer to purchase, the letter of transmittal and other related materials when they become available because they will contain important information, including the terms and conditions of the SOR Offer. Stockholders may obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated SOR Offer, who will be identified in the materials filed with the SEC at the commencement of the SOR Offer. In addition, stockholders may obtain free copies of the Company’s filings with the SEC from the Company’s website at www.kbsstrategicopportunityreit.com.

Cautionary Note Regarding Forward-Looking Statements
The foregoing includes forward-looking statements within the meaning of the Federal Private Securities Litigation Reform Act of 1995. The Company intends that such forward-looking statements be subject to the safe harbors created by Section 21E of the Securities Exchange Act of 1934, as amended. These statements include statements regarding the intent, belief or current expectations of the Company and members of its management team, as well as the assumptions on which such statements are based, and generally are identified by the use of words such as “may,” “will,” “seeks,” “anticipates,” “believes,” “estimates,” “expects,” “plans,” “intends,” “should” or similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date they are made. The Company undertakes no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events or changes to future operating results over time, unless required by law. Such statements are subject to known and unknown risks and uncertainties which could cause actual results to differ materially from those contemplated by such forward-looking statements. The Company makes no representation or warranty (express or implied) about the accuracy of any such forward-looking statements. These statements are based on a number of assumptions involving the judgment of management. These statements are subject to the risk that the future estimated value per share of the Company is not higher than the current estimated value per share, that the SOR Offer is oversubscribed, and that strategic alternatives to provide additional liquidity do not occur in the near future. The forward-looking statements also depend on factors such as: our business strategy; our ability to obtain future financing arrangements; our ability to make future distributions; our understanding of our competition; market trends; and projected capital expenditures. A number of other important factors could cause actual results to differ materially from the forward-looking statements contained in this document, including factors described in the Risk Factors section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2017 and in subsequent Quarterly Reports on Form 10-Q.
ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

Ex.	Description
99.1	Letter to Stockholders